LIVEWIRE ERGOGENICS, INC.

September 10, 2021

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

RE:	Livewire Ergogenics, Inc.
Amendment No. 1 to Offering Statement on Form 1-A
Filed August 19, 2021
File No. 024-11593

 Ladies and Gentlemen:

On behalf of our Company, Livewire Ergogenics, Inc. (the “Company”), we are filing with the Securities and Exchange Commission (the “Commission”), Amendment No. 2 to the Offering Statement on Form 1-A (“Amendment No. 2”) relating to the issuance by the Company of up to the maximum offering of One Hundred Twenty Five Million (125,000,000) shares of Common Stock (the “Offering”).

This letter also sets forth the Company’s responses to comments from the staff (the “Staff”) of the Division of Corporation Finance of the Commission contained in the Staff’s letter dated September 2, 2021 regarding your review of the Amended Offering Statement on Form 1-A, which was filed with the Commission on August 19, 2021.

For your convenience, the Staff’s comments have been repeated below in their entirety, with the Company’s response to a particular comment set out immediately underneath it. The headings and numbered paragraphs in this letter correspond to the headings and numbered paragraphs in the comment letter from the Staff. When indicated, the responses described below are included in Amendment No. 2. Capitalized terms used but not defined in this letter are intended to have the meanings ascribed to such terms in Amendment No 2.

Amendment No. 1 to Form 1-A Filed August 19, 2021

General

1. Please revise the heading on pages five through eight to reflect the correct periods of December 31, 2020 and December 31, 2019. In addition, please revise the filing to include the notes to unaudited consolidated financial statements, which you indicate on pages 1 through 8 are an integral part of these unaudited consolidated financial statements.

We have generally corrected pages 5-8 to refer to the correct periods. Regarding the Notes, we inadvertently labeled the entirety of the notes and the Management’s Discussion and Analysis under the heading “Management’s Discussion and Analysis”. We have corrected the headings so that the notes are under the correct heading.

If you have any questions or comments regarding these responses or require any additional information, please do not hesitate to contact me or our counsel, Smith Eilers, PLLC at (561) 484-7172.

Very truly yours,

/s/ Bill Hodson
Bill Hodson, CEO
Livewire Ergogenics, Inc.

cc:	William R. Eilers, Esq.

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